Chart Industries, Inc.
Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No 333-133254
Dated July 21, 2006
Chart Industries, Inc. is providing revised calculations of certain items on the attached page from the “Dilution” section of the preliminary prospectus relating to its proposed initial public offering of common stock.
Please either click on, or copy and paste, the following link into your internet browser to open the current prospectus, which is located at: http://www.sec.gov/Archives/edgar/data/892553/000095012306009195/y19115a5sv1za.htm
STATEMENT REGARDING THIS FREE WRITING PROSPECTUS
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this e-mail communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain the documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. Incorporated toll free at 1-866-718-1649.

DILUTION
      If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share and the net tangible book value per share after this offering. The net tangible book value per share presented below is equal to the amount of our total tangible assets (total assets less intangible assets) less total liabilities as of March 31, 2006, divided by the number of shares of our common stock that would have been held by our existing stockholders had the stock dividend of 1,875,000 additional shares to our existing stockholders shortly after the expiration of the underwriters’ over-allotment option, assuming no exercise of that option, been made as of March 31, 2006. As of March 31, 2006, prior to giving effect to the offering, we had a net tangible book deficit of $(263.2) million, or $(33.09) per share. On a pro forma basis, after giving effect to:

•	the sale of shares of common stock in this offering at an assumed initial public offering price of $20.00 per share, the mid-point of the price range on the cover of this prospectus;

•	the payment of the $208.8 million dividend that we intend to declare prior to the consummation of the offering to the existing stockholders;

•	the application of the estimated net proceeds as described under “Use of Proceeds” as well as the $25.0 million voluntary principal prepayment under the term loan portion of our senior secured credit facility in the second quarter of 2006 and the payment of $16.5 million of cash to acquire Cooler Service;

•	the 4.6263-for-one stock split we effected prior to the consummation of this offering;

•	the issuance of 2,651,012 shares which have been issued to FR X Chart Holdings LLC upon its exercise of its warrant for $37.1 million in cash;

•	the issuance of 609,856 shares which have been issued to certain members of management upon their exercise of their rollover options for $2.1 million in cash; and

•	the effect of any other pro forma adjustments,
our pro forma net tangible book deficit as of March 31, 2006 would have been $(201.3) million, or $(7.87) per share of common stock. This represents an immediate increase in net tangible book value (or a decrease in net tangible book deficit) of $25.22 per share to existing stockholders and an immediate dilution in net tangible book value of $27.87 per share to new investors.
      The following table illustrates this dilution on a per share basis:

Initial public offering price per share		$20.00
Net tangible book deficit per share at March 31, 2006	$(33.09)
Increase in net tangible book value per share attributable to new investors and the transactions described above	$25.22

Pro forma net tangible book deficit per share after the offering		$(7.87)

Dilution per share to new investors		$27.87

      A $0.25 increase (decrease) in the initial public offering price from the assumed initial public offering price of $20.00 per share would result in no change to our pro forma net tangible book deficit, because the cash dividend paid to the existing stockholders would increase or decrease equally, and would increase (decrease) the dilution in net tangible book value per share to new investors in this offering by $0.25 per share, assuming no other change to the number of shares offered by us as set forth on the cover page of this prospectus. We will reduce the number of shares that we will issue to our existing stockholders in the stock dividend described in the first paragraph above by the number of shares sold to the underwriters pursuant to their over-allotment option. We will also pay to our existing stockholders a cash dividend equal to all proceeds we receive from any such sale to the underwriters. As a result, our pro forma net tangible book value will not be affected by the underwriters’ exercise of their over-allotment option.

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